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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9
                                (Amendment No. 1)
                      Solicitation/Recommendation Statement
                      Pursuant to Section 14(d) (4) of the
                         Securities Exchange Act of 1934




                            (Name of Subject Company)

                     Common Stock, $.005 par value per share
                         (Title of Class of Securities)



                                   086063 10 4
                      (CUSIP Number of Class of Securities)



                                 Joseph Crugnale
                                    President
                                Bertucci's, Inc.
                                 14 Audubon Road
                         Wakefield, Massachusetts 01880
                                 (781) 246-6700
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                    behalf of the person(s) filing statement)



                                 With a copy to:

                               James Westra, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 951-6600

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
    This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Bertucci's, Inc., a Massachusetts corporation (the "Company"), on May 20, 1998 (as heretofore amended, the "Schedule 14D-9"), and relates to the tender offer made by NERC Acquisition Corp., a Massachusetts corporation ("Purchaser") and wholly owned subsidiary of NE Restaurant Company, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on May 20, 1998, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, $.005 par value per share ("Company Common Stock"), at a purchase price of $10.50 per share of Company Common Stock, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 20, 1998, and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 8 and 9 of the Schedule 14D-9 as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

Item 8.  Additional Information to Be Furnished.

    Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph thereto:

    On June 4, 1998, Parent and the Company announced that they had each received notice that the United States Department of Justice and the Federal Trade Commission had granted each early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, without any request for additional information or documentary materials. A copy of the press release issued by Parent and the Company announcing early termination of the waiting period is attached hereto as Exhibit 11 and is incorporated herein by reference.

Item 9.   Material to Be Filed as Exhibits.

Exhibit-11        Press  release  issued by  Bertucci's,  Inc. and NE Restaurant
                  Company, Inc., dated June 4, 1998, announcing the early termination of the waiting period under the Hart-Scott-Rodino
                  Antitrust Improvements Act of 1976, as amended.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 4, 1998                          BERTUCCI'S, INC.



                                             By:  /s/ Joseph Crugnale
                                                  Joseph Crugnale
                                                  President